FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Sales Performance 3rd Quarter/2013
Gross sales revenue up 15.0% and 10.8% same-store sales growth.

São Paulo, Brazil, October 10, 2013 – GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] and Viavarejo S.A. [BM&FBOVESPA: VVAR3] announce its sales performance for the 3rd quarter of 2013.

	Gross Sales				Net Sales
(R$ million)	3Q13	3Q12	Δ	9M13	9M12	Δ	3Q13	3Q12	Δ	9M13	9M12	Δ
GPA Consolidated (ex-real estate projects )	15,720	13,666	15.0%	45,624	40,739	12.0%	14,077	12,155	15.8%	40,843	36,242	12.7%
GPA Food (ex-real estate projects)	8,448	7,484	12.9%	24,581	22,193	10.8%	7,744	6,761	14.5%	22,448	20,039	12.0%
Retail	6,711	6,219	7.9%	19,858	18,656	6.4%	6,147	5,606	9.6%	18,112	16,807	7.8%
Cash and Carry	1,738	1,265	37.4%	4,723	3,538	33.5%	1,598	1,155	38.4%	4,336	3,232	34.1%
Viavarejo	7,272	6,182	17.6%	21,043	18,546	13.5%	6,333	5,394	17.4%	18,395	16,203	13.5%
Bricks and mortar	6,062	5,341	13.5%	17,820	15,974	11.6%	5,258	4,630	13.6%	15,513	13,862	11.9%
Nova Pontocom	1,210	841	43.9%	3,224	2,572	25.3%	1,075	764	40.7%	2,882	2,341	23.1%
Real Estate Projects	-	-	-	-	98	-	-	-	-	-	98	-

Gross 'Same-Store' Sales

	3Q13	9M13
GPA Consolidated	10.8%	8.3%
By category
Food	7.9%	7.4%
Non-food	13.1%	8.9%
By bussiness
GPA Food	7.1%	5.7%
Viavarejo	15.4%	11.3%

Businesses Performance - Consolidated

Gross sales totaled R$ 15.720 billion, up 15.0%, benefited by the 132 stores opened in the last 12 months, of which 20 were opened in 3Q13. Same-store sales increased 10.8%, as detailed below:

✓    Food Categories: up 7.9%, mainly due to perishables sales performance: meat, fruits and vegetables. The growth above inflation (IPCA consumer price index) represents an acceleration over 1H13.

✓ Non-food Categories: up 13.1%, mainly due to technology-related products sales performance: mobile phones, tablets and TVs, posting growth in all formats operated by the Company. Both specialized stores (Pontofrio and Casas Bahia) and e-commerce accelerated sales growth compared to previous quarters, while hypermarkets continue to improve sales in these categories.

GPA Food Highlights

ü Gross sales increased12.9%, highlight to Assaí banner that continued posting double-digit growth (37.4%). In a same-store sales basis, the growth was 7.1%. In the quarter, 12 Minimercado, 2 Assaí and 1 Pão de Açúcar were opened, totaling 15 stores.

ü Assaí’s main strategy in 2H13 is to enter in States which already holds its stores. In the last 9 months, 8 new stores were opened - in five in new states - posting growth above expectation. At least five new stores will be delivered until the end of 2013.

ü The Company is investing in price competitiveness in the retail segment, to increase store traffic and gain market share. This strategy should be continued over the next quarters. Sales of non-food categories in the hypermarkets improved mainly due to the successful marketing campaigns of electronics.

Viavarejo Highlights

ü Gross revenue totaled R$ 7.3 billion, up 17.6% over 3Q12. Sales continued to accelerate in all businesses (bricks and mortar and e-commerce). The Company believes that sales growth were higher than the competitors, leading to market share gains in the period. In 3Q13, five new stores were opened. Same-store sales increased 15.4%;

ü Bricks and mortar: same-store sales growth was 10.8%, mainly driven by technology-related categories, highlighting the mobile phones, tablets and TVs sales performance;

ü Nova Pontocom: gross sales increased 43.9%, the highest quarterly growth over the past 12 quarters, due to more competitive pricing. The result was driven by the increase of customers’ traffic in the websites and higher conversion rate.

UPCOMING DATES

3Q13 Results Release	3Q13 Earnings Conference Call and Webcast
Wednesday, October 16, 2013	Friday, October 18, 2013
After market close	11:00 a.m.(Brasilia) | 10:00 a.m. (NY) | 03:00 p.m. (London)

In line with corporate governance best practices, to ensure equity and transparency in the release of the 1Q13 results, GPA and
Viavarejo observe a quiet period from October 2 to 16, 2013.
CONTACTS	Media Relations – GPA
Phone: (5511) 3886-3666
Investor Relations – GPA and Viavarejo	imprensa@grupopaodeacucar.com.br
Phone: (5511) 3886-0421	Media Relations – Viavarejo
Fax: (5511) 3884-2677	Phone: (5511) 4225-9228
gpa.ri@grupopaodeacucar.com.br	imprensa@viavarejo.com.br
Website: www.gpari.com.br	Social Media News Room
www.viavarejo.com.br/ri	http://imprensa.grupopaodeacucar.com.br/category/gpa/
Twitter - Press
Casa do Cliente – Customer Service	@imprensagpa
Pão de Açúcar: 0800-7732732 / Extra: 0800-115060
Ponto Frio (55 11) 4002-3388 / Casas Bahia: (55 11) 3003-8889

The information presented is preliminary, unaudited and subject to review. It is based on consolidated figures and denominated in Reais, in accordance with Brazilian Corporate Law.

The change and growth calculations are based on the same period in the previous year, except where otherwise indicated.

The basis for calculating same-store sales is defined by the sales registered in stores that have been operating for at least 12 consecutive months and have not been closed for seven consecutive days or more in this period. Acquisitions are not included in the same-store calculation basis in the first 12 months of operation.

GPA adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company.

About GPA and Viavarejo: GPA is Brazil’s largest retailer, with a distribution network comprising approximately 1,800 points of sale and electronic channels. The Group’s multiformat structure consists of the GPA Food and Viavarejo operations. GPA Food’s operations comprise supermarkets (Pão de Açúcar and Extra Supermercado), hypermarkets (Extra), neighborhood convenience stores (Minimercado Extra), cash-and-carry stores (Assaí), gas stations and drugstores. GPA Food’s business is divided into Food and Non-Food (electronics/home appliances, clothing, general merchandise, drugstore and gas station). Viavarejo’s operations consist of bricks-and-mortar stores selling electronics/home appliances (Ponto Frio and Casas Bahia) and online stores (Nova Pontocom: Extra.com.br, PontoFrio.com.br, Casasbahia.com.br). Founded in 1948 in São Paulo, the Group is present in 20 of the 27 Brazilian states, which jointly account for 94.1% of the country’s GDP.

Disclaimer: Statements contained in this release relating to the business outlook of the Group, projections of operating and financial results, growth potential of the Group and market and macroeconomic estimates, constitute mere forecasts and were based on beliefs, intentions and expectations of Management in relation to the future of the Company. These expectations are highly dependent on changes in the market, on Brazil’s general economic performance, on the industry and on international markets, and are therefore subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 09, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.